Exhibit 12.1

The Manitowoc Company, Inc.
Statement of Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratio data)

	For the Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings (loss) from continuing operations before income taxes (1)	$169.4	$225.2	$146.9	$46.3	$(38.0)
Fixed charges	115.8	151.8	160.7	171.9	210.8
Total earnings (loss) available for fixed charges	$285.2	$377.0	$307.6	$218.2	$172.8
Fixed charges:
Interest expense	$94.0	$128.4	$135.6	$145.4	$173.8
Amortization of deferred financing costs	4.4	7.0	8.2	10.4	22.0
Portion of rent deemed interest factor (2)	17.4	16.4	16.9	16.1	15.0
Total fixed charges	$115.8	$151.8	$160.7	$171.9	$210.8
Ratio of earnings to fixed charges (3)	2.5x	2.5x	1.9x	1.3x	n/a

Notes for explanations:

(1) One third of all rent expense is deemed representative of the interest factor.

(2) Additional earnings of $38.0 million in 2010 would have been needed to reach a ratio of earnings to fixed charges of 1.0x.

(3) 2014 amounts include the impact of $1.1 million of non-cash impairment changes